UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT PURSUANT TO REGULATION A

For the semi-annual period ended June 30, 2019

Iroquois Valley Farmland REIT, PBC

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10919

Delaware	82-0921424
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification Number)

708 Church Street
Suite 227
Evanston, IL 60201	(847) 859-6645
(Address of principal executive offices)	Issuer’s telephone number, including area code

Item 1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Warning: Forward-Looking Statements

This section includes “forward-looking statements,” meaning statements, including financial projections, that relate to events or conditions in the future. Often, forward-looking statements include words like “we anticipate,” “we believe,” “we expect,” “we intend,” “we plan to,” “this might,” or “we will.” The statement “We expect that global demand for food will grow” is an example of a forward-looking statement.

Forward-looking statements are, by their nature, subject to uncertainties and assumptions. The statement “We expect that global demand for food will grow” is not like the statement “We believe the sun will rise in the East tomorrow.” It is impossible for us to know exactly what is going to happen in the future, or even to anticipate all the things that could happen. Our business could be subject to many unanticipated events, including all of the things described in the “Risk Factors” section of our Offering Circular.

Consequently, the actual result of investing in the Company could (and almost certainly will) differ from those anticipated or implied in any forward-looking statement, and the differences could be both material and adverse. We do not undertake any obligation to revise, or publicly release the results of any revision to, any forward-looking statements, except as required by applicable law. GIVEN THE RISKS AND UNCERTAINTIES, PLEASE DO NOT PLACE UNDUE RELIANCE ON ANY FORWARD-LOOKING STATEMENTS.

Warning: No Audit

None of the financial information in this discussion has been audited or reviewed by our independent auditors. Where appropriate, the following discussion includes an analysis of the effects of this offering.

Historical Background

Before January 1, 2017, operations were conducted through Iroquois Valley LLC, which operated for more than 10 years as a single entity.

Effective January 1, 2017, Iroquois Valley LLC was restructured with its members assigning 99% of their membership interests to the Company and 1% to Iroquois Valley TRS, a wholly owned subsidiary of the Company. Thus, there are now three entities rather than one. However, the financial position and results of our operations (as a whole) on a consolidated basis haven’t changed.

The following discussion is based on historical financial statements of Iroquois Valley LLC, for the year ending December 31, 2016, and for all three entities for later periods. This discussion should be read in conjunction with the consolidated financial statements and the notes thereto (the “Financial Statements”).

Results of Operations

Below is a discussion of some important aspects of the results of our operations for two six-month periods: the six-month period ending June 30, 2019 (the “2019 Period”) and the six-month period ending June 30, 2018 (the “2018 Period”). Our discussion combines the operating results of Iroquois Valley LLC and Iroquois Valley REIT.

Revenues

Revenues from Leasing Activities

During the 2019 Period, we realized revenues of $604,600 from leasing activities, including reimbursements. This is a decline of $55,777 from the 2018 Period. The decline was primarily the result of a reduction in accruals for variable rent and crop income related to the wet spring in the mid-western U.S. As of the end of the 2019 Period, we had 35 farms under leases having terms of six (6) months to nine (9) years remaining.

Revenues from Lending Activities

During the 2019 Period, we recognized revenues from financing organic farmland of $401,494, an increase of 44% over the 2018 Period. This increase was the result of a year-over-year increase in mortgage loan assets outstanding. As of the end of the 2019 Period, we had 26 loans reflecting a mortgage note receivable, net balance of $12,073,352. This compares to 20 loans and a mortgage note receivable, net balance of $11,092,408 as of the end of the 2018 Period.

Other Revenue

In addition to revenue from leases and financing, we collected $8,133 of other revenue during the 2019 Period, a 431% increase over the 2018 Period. The main source of other revenue is fees collected as part of the farmer diligence and investment process. In addition to fees, we also collect revenue from interest on cash balances, wind lease rights and other property usage rights. These revenues are not our core business.

Expenses

Overview of Expenses

The leases in our portfolio are structured as triple-net leases, under which the tenant is responsible for substantially all of the property-related expenses, including taxes, maintenance, water usage and insurance either directly or as reimbursement under the terms of the lease. We do occasionally cover expenses associated with major capital improvements, with such expenses increasing the rental cost of the farmland.

Similarly, our mortgage loan assets have limited direct costs given the nature of a loan asset.

Thus, the cash expenses associated with our operations mainly consist of general and administrative expenses and professional fees associated with managing the portfolio rather than the assets directly. We expect to incur costs associated with employing our personnel, investment due diligence, marketing and promotion, consulting fees, legal fees, and accounting fees. We believe that our operational platform is scalable and do not expect to see expenses grow at rates equivalent to those of our assets. We believe that we will be able to achieve economies of scale as our farmland portfolio grows and as our investment portfolio increases over-time. This will enable us to reduce our operating cost as a percentage of assets.

2019 Expenses

Our total operating expenses increased by $209,135, or 31%, during the 2019 Period as compared to the 2018 Period, as a result of increases in provision for bad debt and loan losses, personnel expenses, real estate taxes, and depreciation and amortization. Specific items include:

●	General and administrative, net increased $137,125, or 48% during the 2019 Period, as compared to the 2018 Period. In the 2019 Period a portion of the grant reimbursements recorded and received were recorded in Professional Fees instead of General and Administrative Expenses. Personnel expenses also increased in the 2019 Period.

●	Provision for bad debt and loan losses were $88,153 in the 2019 compared to $0 in the 2018 Period. The increase was due to writedowns in our dairy portfolio, caused by a challenging competitive environment and reduced demand for dairy products.

●	Professional fees decreased $29,691 or 13% during the 2019 Period as compared to the 2018 Period. Increased legal fees were offset by grant reimbursements recorded and received.

●	Real estate taxes increased $2,884, or 4% during the 2019 Period, as compared to the 2018 Period, as a result of additional owned properties in the 2019 Period.

●	Insurance increased $249, or 3% during the 2019 Period, as compared to the 2018 Period, as a result of additional owned properties in Fiscal the 2019 Period.

●	Option-based compensation expense decreased $4,461, or 100% during Fiscal the 2019 Period, as we did not record any option expense in the 2019 Period.

●	Depreciation and amortization increased $14,876, or 19% during Fiscal the 2019 Period, as compared to the 2018 Period, as a result of additional owned properties with depreciable assets in the 2019 Period.

●	Interest expense increased $6,246, or 2% during the 2019 Period, as compared to the 2018 Period, as a result of increased indebtedness during the early months of the year.

Conservation Innovation Grant

We were awarded a $944,615 grant by the National Resources Conservation Service, a division of the United States Department of Agriculture in 2016. The grant became effective on December 2, 2016 and will run through September 30, 2020. Under the terms of the grant, we receive reimbursement for certain expenses associated with the Soil Restoration Notes offerings, soil development and soil health measurement. Given the contingent nature of the grant (reimbursements only made after we incur expenses related to the grant) we have not recorded the full grant amount as an asset related to future reimbursement payments. Instead, we record grant reimbursements after incurring expenses related to grant activities. We are reimbursed by the USDA on a monthly basis.

The company recorded approximately $117,000 and $126,000 in reimbursements as reductions of operating expenses in the 2019 Period and the 2018 Period, respectively.

Liquidity and Capital Resources

We are seeking to raise up to $50,000,000 through the sale of our common stock, pursuant to the Offering Statement “qualified” by the Securities and Exchange Commission on May 3, 2019. Through June 30, 2019, we had raised $814,857 from this offering.

Separately, we have raised and are continuing to raise capital through the sale of unsecured promissory notes denominated as “Soil Restoration Notes.” We began issuing unsecured notes in 2015 and the amount outstanding was $11,590,000 as of June 30, 2019. The current Soil Restoration Notes have a 2.5% annual interest payment (cash pay semi-annually) and mature on July 15, 2023. The rates and maturities of the full complement of these unsecured notes vary by issuance and series. We intend to issue additional Soil Restoration Notes to partially meet future cash needs.

Our main cash requirements relate to operating expenses and commitments associated with outstanding borrowings. We do not have any ongoing equity payment obligations except those that arise out of earnings and profits distributions as required under REIT tax law.

Our liquidity needs consist primarily of cash needed for organic farmland investments and borrowing obligations. Consistent with historical operations we intend to acquire additional farmland and provide financing backed by farmland. We also have to service debt obligations, making principal and interest payments on existing debt and any additional debt we may incur. On a selective basis we may make capital expenditures on owned farmland but have no such committed capital at this time. We plan to meet our long-term liquidity requirements through funding from this offering, cash-flow from operations and the insurance of secured and unsecured borrowings. Revenue has historically been sufficient to meet the needs of operating expenses.

We currently have revolving lines of credit totaling $3,750,000 across three different lenders. We had no borrowings outstanding under these lines of credit as of June 30, 2019. We primarily use these lines of credit to fund organic farmland investments, both direct real estate investments and loan financings. In the past, we have used proceeds from our private offerings (both equity and unsecured debt) to repay the line of credit borrowings.

Trend Information

Overview

The main factors affecting our operating results include demand for both organic and conventional food, the overall farm economy in the markets in which we own and finance farmland and our ability to control expenses. Additionally, it should be noted that as a public benefit corporation the management team and board may weigh a multitude of factors when making decisions that could impact our financial performance and results.

Demand for Food

We expect that global demand for food (both conventional and organic) will grow, driven by the overall growth and increasing purchasing power of the global population. This growth is coming concurrent with a reduction in total farmland acres in developed nations caused by competing uses of land and environmental degradation. Some developing nations are expected to see increases in acres under agricultural production, but at growth rates significantly below those of the global population. These long- term macro trends create an overall favorable environment for agricultural production and farmland values. We expect these overall market conditions to benefit our farmers and our underlying asset base.

Furthermore, we anticipate that growth for organic food will continue to outpace the growth of the overall food market. According to the Organic Trade Association, the U.S. organic food market has averaged double digit growth for the past fifteen years. This compares to low single-digit growth in the overall domestic food market. Growth trends in organic food are driven by consumers desire to eat food that is both better for personal health and better for the environment. These dynamics currently create a market environment in which the consumer is willing to pay a premium for certified organic food. Historically, and in the current market, higher prices at the consumer level has led to higher prices for the organic producers. Our tenants and borrowers benefit from these higher prices thereby reducing risk of default on our leases and loans. Management believes that the market will continue to bear price premiums for the indefinite future based on general healthier consumer trends as well as favorable population demographics. Promoting healthy lifestyles is a common refrain with both public and private organizations. Additionally, millennial consumers tend to be more focused on food as a factor for personal health than prior generations.

Conditions in Our Farmland Markets

The overall farmland market is dominated by existing farm owners and operations, many of whom are family operators. This is true generally across the U.S. and within the markets we operate. As such, the underlying value of the overall farmland market and the markets of the regions in which we operate is largely dependent on the prices farmers are able to achieve from farm production. The economic health of producers and the overall farm economy, including the value of land, is largely driven by conventional agricultural output prices. Changes in the value of farmland may have an impact on the value of our portfolio despite our business being focused on organic farmland.

Many conventional commodities are at multi-year lows, including corn, soybeans, wheat and milk. The depressed prices have reduced farm-level income for many operators and led to stagnation and frequently declines in farmland prices within many farmland markets. While declining land prices may create good buying opportunities, it will have a direct impact on our farmers in organic transition. The overall value of the portfolio, and potentially the ability of our tenants and borrowers to obtain sources of capital for operations or equipment, is often based on the value of owned farmland and related assets. Current trends in conventional agriculture production prices may be further exacerbated by the current administration’s trade policies. The U.S. is a significant exporter of agricultural products. Retaliatory tariffs may reduce demand for U.S. production, negatively impacting conventional prices and therefore the overall agricultural economy. It should be noted that management believes tariffs may actually support higher organic prices, given the U.S. imports a significant amount of organic production.

Public Benefit Corporation Considerations

The Company is a public benefit corporation. Pursuant to our Certificate of Incorporation, our stated public benefit is enabling healthy food production, soil restoration, and water quality improvements through the establishment of secure and sustainable farmland access tenures.

The main way we achieve our public benefits is by leasing or financing farmland to organic family farmers that are using sustainable agricultural practices. Our main differentiating factor compared to more traditional landowner/lender/farmer relationships is that once we start working with a farmer, our goal is to keep working with that same farmer so long as he or she desires to keep the relationship intact. This will manifest itself in at least two ways.

First, we might accept lower financing rates upfront to facilitate the transition to organic certification. Under such circumstances, we look to recoup those lower rates at the back-end of a long-term lease. We believe this non-traditional lease structure still reflects an overall market rate of return but is better structured to support to the needs of the farmer.

Second, given our commitment to a given farm family, we are first going to seek reasonable compromises with a tenant or borrower, if and when a farmer becomes delinquent on payments. Such resolutions may not solely consider shareholders best interests but do further strengthen our farmer relationships. Ultimately, we believe that establishing and developing outstanding farmer relationships will allow us to work with premium operators thereby reducing overall payment risk despite individual decisions that in isolation may appear to be farmer friendly.

Investors should understand that unlike a traditional corporation, the Company is not focused solely on profits, either short-term or long-term. Profits are important, but we try to balance profit-seeking with our public benefit goals.

Item 2

Other Information

None.

Item 3

Financial Statements

Iroquois Valley Farmland REIT, PBC

Consolidated Financial Statements

June 30, 2019, December 31, 2018

Iroquois Valley Farmland REIT, PBC

CONSOLIDATED BALANCE SHEETS

June 30, 2019 and December 31, 2018

	June 30, 2019	Dec 31, 2018

ASSETS
Investments in real estate, at cost:
Land	$35,346,301	$33,786,606
Land improvements, machinery and equipment	1,713,759	1,543,769
Buildings and building improvements	1,184,591	1,184,591

Total investment in real estate	38,244,651	36,514,966
Less accumulated depreciation	766,239	678,604

Net investment in real estate	37,478,412	35,836,362

Cash and cash equivalents	1,876,035	878,342
Accrued income	110,507	166,643
Accounts receivable, less allowance for doubtful accounts of $140,250, $20,951, and $62,827 respectively	342,248	364,159
Prepaids and other assets	164,754	114,390
Mortgage interest receivable, less allowance for doubtful accounts of $39,508, $0, and $0, respectively	108,996	72,206
Mortgage notes receivable, net of deferred origination fees and loan loss of $113,310, $59,107, and $25,651, respectively	12,073,352	12,275,582

Total other assets	14,675,892	13,871,322

Total assets	$52,154,304	$49,707,684

LIABILITIES AND STOCKHOLDERS’ EQUITY

Accounts payable and accrued expenses	$378,616	$333,450
Line of credit	-	250,000
Mortgages payable	3,147,776	7,165,703
Notes payable, subordinated	11,590,000	10,865,000

Total liabilities	15,116,392	18,614,153

STOCKHOLDERS’ EQUITY	37,037,912	31,093,531

Total liabilities and stockholders’ equity	$52,154,304	$49,707,684

Iroquois Valley Farmland REIT, PBC

CONSOLIDATED STATEMENTS OF INCOME

For the six months ended June 30, 2019, 2018 and 2017

	Six Months	Six Months	12 Months
	Ended	Ended	Ended
	June 30, 2019	June 30, 2018	Dec 31, 2018

Revenue
Rental income	$531,205	$601,607	$1,202,303
Lease reimbursement	73,395	58,770	133,108
Mortgage interest income	401,494	278,203	563,978
Other income	8,133	1,532	8,286

Total revenue	1,014,227	940,112	1,907,675

Operating expenses
General and administrative, net *	424,474	287,349	576,426
Provision for bad debts and loan losses	88,153	-	195,311
Professional fees	195,468	225,159	358,992
Real estate taxes	80,769	77,885	153,291
Insurance	9,964	9,715	14,849
Option-based compensation expense	-	4,461	8,922
Depreciation and amortization	93,647	78,771	172,592

Total operating expenses	892,475	683,340	1,480,383

Operating income	121,752	256,772	427,292

Interest expense	265,013	258,767	491,718

Net income (loss) before net gain on sales of real estate	(143,261)	(1,995)	(64,426)
Net gain on sales of real estate	-	131,390	158,304

NET INCOME (LOSS)	$(143,261)	$129,395	$93,878

*Net of approximately $117,000, $126,000 and $176,000 of grant reimbursements in 2019, 2018, and the year ending December 31, 2018 respectively

Iroquois Valley Farmland REIT, PBC

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

For the six months ended June 30, 2019

	Common Stock (1)				Total
	Shares Issued		Additional Paid-in	Retained	Stockholders’
	and Outstanding	Amount	Capital	Earnings	Equity

Stockholders’ equity, January 1, 2019	58,294.635	$583	$10,018,363	$21,074,585	$31,093,531

Net loss	-	-	-	(143,261)	(143,261)

Contributions from stockholders	9,713.387	97	6,405,022	-	6,405,119

Redemptions paid to stockholders	(230.201)	(2)	(179,566)	-	(179,568)

Syndication costs	-	-	-	(137,909)	(137,909)

Stockholders’ equity, June 30, 2019	67,777.821	$678	$16,243,819	$20,793,415	$37,037,912

(1)	200,000 shares authorized, $0.01 par value; 67,777.821 shares issued and outstanding at June 30, 2019.

Iroquois Valley Farmland REIT, PBC

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six months ended June 30, 2019 and June 30, 2018

	Six Months	Six Months
	Ended	Ended
	June 30, 2019	June 30, 2018
Cash flows from operating activities
Net income (loss)	$(143,261)	$129,395
Adjustments to reconcile net income (loss) to net cash used in operating activities
Provision for bad debt and loan losses	88,153	-
Depreciation and amortization	93,647	78,771
Net gain on sales of real estate	-	(131,390)
Deferred mortgage origination fees amortization	(7,651)	(5,620)
Interest accrued on mortgage notes receivable	(58,990)	(18,490)
Option-based compensation expense	-	4,461
(Increase) decrease in assets
Accrued income	56,136	-
Accounts receivable	(27,770)	(114,252)
Prepaids and other assets	(50,364)	(15,120)
Increase (decrease) in liabilities
Accounts payable and accrued expenses	45,166	(58,434)

Net cash used in operating activities	(4,934)	(130,679)

Cash flows from investing activities
Proceeds from sale of investments in real estate	-	549,565
Purchases of investments in real estate, at cost	(1,735,697)	(1,874,697)
Issuance of mortgage notes receivable	(1,553,000)	(3,367,000)
Principal payments received on mortgage notes receivable	1,734,779	6,075
Mortgage origination fees received	11,830	21,166

Net cash used in investing activities	(1,542,088)	(4,664,891)

Cash flows from financing activities
Proceeds from lines of credit	743,915	580,000
Repayments on lines of credit	(993,915)	(350,000)
Proceeds from mortgages payable	-	4,940,249
Repayments on mortgages payable	(4,017,927)	(2,597,783)
Proceeds from notes payable, subordinated	725,000	215,000
Repayments of notes payable, subordinated	-	(420,000)
Payment of syndication costs	(137,909)	(21,323)
Contributions from stockholders	6,405,119	2,672,525
Redemptions paid to stockholders	(179,568)	(251,152)
Dividends paid to stockholders	-	(4,298)

Net cash provided by financing activities	2,544,715	4,763,218

CHANGE IN CASH AND CASH EQUIVALENTS	997,693	(32,352)

Cash and cash equivalents, beginning of period	878,342	458,373

Cash and cash equivalents, end of period	$1,876,035	$426,021

Iroquois Valley Farmland REIT, PBC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2019

NOTE A - NATURE OF OPERATIONS

Iroquois Valley Farms LLC (the Operating Company), was formed in 2007 for the purpose of providing secure land access to organic family farmers. Effective December 31, 2016, the Company was reorganized by its members contributing 99% of their membership interests to Iroquois Valley Farmland REIT, PBC (the Parent Company) and 1% of their membership interest in the Company to Iroquois Valley Farmland TRS, Inc. (the TRS Subsidiary), a wholly owned subsidiary of Iroquois Valley Farmland REIT, PBC.

The Company positively impacts local, sustainable and organic agriculture through leasing and mortgage funding with a focus on the next generation of organic farmers. The farmland purchased or financed by the Company is operated primarily by mid-size farm families that run their own sustainable farm business. Investments made by the Company are funded with new debt and / or equity, generally from new investors. The Company operates as a self-administered and self-managed real estate investment trust (REIT), under the Internal Revenue Code.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

1.	Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Iroquois Valley Farmland REIT, PBC and its wholly-owned subsidiaries, the Operating Company and the TRS Subsidiary (collectively, the Company). All significant intercompany accounts and transactions are eliminated in consolidation.

2.	Balance Sheet Presentation

The operations of the Company involve a variety of real estate transactions and it is not possible to precisely measure the operating cycle of the Company. The consolidated balance sheet of the Company has been prepared on an unclassified basis in accordance with real estate industry practices.

3.	Investments in Real Estate

Investments in real estate consists of the following properties, at net book value at June 30, 2019 and December 31, 2018:

			Net Book	Net Book
	Location	Date	Value at	Value at
Property Name	(County, State)	Acquired	6/30/2019	12/31/2018
Iroquois Valley East and West Farms	Iroquois, IL	2007 and 2008	$1,274,247	$1,201,427
Denker Farm	Livingston, IL	March 22, 2011	1,505,666	1,513,773
Pleasant Ridge Farm	Livingston, IL	May 18, 2011	500,788	504,312
Old Oak Farm	Huntington, IN	August 20, 2012	928,782	929,530
Red Oak Farm	Boone, IN	November 15, 2012	831,802	831,802
Rock Creek Farm	Will, IL	October 9, 2012	594,348	596,845

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.	Investments in Real Estate (Continued)

			Net Book	Net Book
	Location	Date	Value at	Value at
Property Name	(County, State)	Acquired	6/30/2019	12/31/2018
Hedge Creek Farm	Will, IL	December 28, 2012	$636,523	$636,725
Mary Ellen’s Farm	Iroquois, IL	January 30, 2013	1,044,268	1,045,416
Mooday and Jackman Farms	Boone and Montgomery, IN	February 15, 2013	1,031,963	1,031,963
Shiawassee Farm	Shiawassee, MI	May 8, 2013	1,079,955	1,085,057
Taconic Ridge Farm	Washington, NY	October 15, 2013	-	-
One Bottom Farm	Iroquois, IL	November 21, 2013	354,846	354,846
Sparta Woods Farm	Noble, IN	December 20, 2013	1,032,345	1,032,345
Two Roads Farm	Shelby, IL	March 11, 2014	2,332,743	2,341,067
Union Fair Farm	Knox, ME	April 2, 2014	567,758	582,023
Healing Ground Farm	Rockcastle, KY	June 17, 2014	127,001	127,001
Mystic River Farm	Monroe, WV	September 10, 2014	553,059	553,059
Brindle Farm	Allen, IN	September 19, 2014	522,960	523,437
Lakeville Farm	St. Joseph, IN	November 14, 2014	2,125,721	2,128,331
South Grove Farm	Dekalb, IL	February 12, 2015	729,554	730,533
Mackinaw Farm	Ford, IL	February 20, 2015	1,017,129	1,017,129
Saginaw Bay Farm	Tuscola, MI	April 14, 2015	1,753,414	1,759,689
Earlville Farm	Madison, NY	April 16, 2016	-	-
Jubilee Farm	Elkhart, IN	October 28, 2015	543,634	480,775
Yoder Farm	Allen, IN	November 24, 2015	536,758	536,990
Tower Road Farm	Dekalb, IL	February 29, 2016	836,158	820,476
Bahasaba Farm	Hill, MT	April 12, 2016	225,201	225,201
Lake Wawasee Farm	Noble, IN	April 21, 2016	675,730	679,088
Tippecanoe Farm	Kosciusko, IN	August 8, 2016	812,781	812,781
Susquehanna Farm	Chenago, NY	October 12, 2016	545,846	552,862
Flat Rock	Seneca, OH	May 15, 2017	2,878,926	2,878,926
Creambrook	Augusta, VA	May 22, 2017	1,236,850	1,231,430
Cottonwood	Hill, MT	September 1, 2017	1,024,731	1,029,292
South Fork	Livingston, IL	October 16, 2017	2,175,679	2,175,914
Battle Creek	Dekalb, IL	November 10, 2017	1,379,380	1,379,380
White River	Daviess, IN	May 24, 2018	1,910,688	1,910,688
Hidden Pasture	Schoharie, NY	July 24, 2018	309,304	314,072
Ten Mile	Lucas, OH	November 29, 2018	282,177	282,177
Hi-Line	Hill, MT	January 17, 2019	1,559,697	-

			$37,478,412	$35,836,362

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.	Investments in Real Estate (Continued)

Investments in real estate are carried at cost, less accumulated depreciation. On a continuous basis, management assesses whether there are any indicators, including property performance and general market conditions, that the value of the investments in real estate may be impaired. To determine if indicators of impairment exist, management utilizes independent third-party analyses for those properties owned for more than one year. At a minimum of once every three years the independent analysis is completed by a certified appraiser or licensed real estate professional. The methods employed in the valuation generally consider one or more of the following methods: the sales comparison approach (which uses the market for comparable properties), income capitalization approach (which considers income - generating potential of the property and anticipated rate of return), and the cost approach.

If indicators of impairment are present, management will estimate based on projected discounted cash flows (including land appraised values) if an impairment of the carrying cost has occurred. If these cash flows are less than the net carrying value of the property an impairment loss will be recorded. The Company evaluated the investments in real estate for indicators of impairment and noted none. As a result, no impairment charges were recorded for the years ended December 31, 2018 and 2017.

The Company’s policy is to depreciate land improvements, machinery, equipment, buildings and building improvements over the estimated useful lives of the assets by use of the straight-line method, as indicated in the following table.

Land improvements, machinery and equipment	7 - 15 years
Buildings and building improvements	15 - 20 years

The cost of repairs and maintenance is charged to expense as incurred; significant improvements and betterments are capitalized.

4.	Cash Equivalents

The Company maintains cash balances with a lender which holds the mortgages on certain investments (see Note F). These cash equivalents are not restricted and can be withdrawn at any time without penalty.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (Continued)

5.	Accrued Income, Accounts Receivable and Mortgage Interest Receivable

Accrued income consists of estimates of tenant farmer obligations due to the Company in accordance with the variable farm revenue as stated in the lease agreement. Estimates of variable farm revenues are based on a calculation of farm revenues exceeding a certain price point per acre (as defined in the individual lease agreements) and the excess being partially due to the Company. Accounts receivable are uncollateralized tenant obligations due under normal trade terms. Mortgage interest receivable is mortgage interest income due to the Company. Management individually reviews all accrued income and receivables and, based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected.

The carrying amount of accrued income, accounts receivable and mortgage interest receivable are reduced by valuation allowances, if necessary, that reflect management’s best estimate of recorded receivables which may be uncollectible based on specific information about tenant accounts, past loss experience, and general economic conditions. Bad debts are written off against the allowance for doubtful accounts when they are determined to be uncollectible.

6.	Syndication Costs

Syndication costs represent costs incurred in connection with the syndication of REIT stock, including in 2018 expenses related to the non-accredited investor offering. These costs are reflected as a direct reduction of stockholders’ equity. Syndication costs of $137,909 and $210,016 were incurred for the six (6) months ending June 30, 2019 and for the year ended December 31, 2018.

7.	Revenue Recognition

Rental income is recognized when due as provided under the lease agreements with tenants. All leases between the Company and its tenants are classified as operating leases. Lease reimbursements represent real estate taxes and property insurance, which are billed to tenants pursuant to the terms of the lease. Lease reimbursements are recognized as earned in the same period the expenses are incurred. Mortgage interest income is recognized when due as provided under the mortgage agreements in place. Deferred mortgage origination fees are amortized to interest income ratably over the life of the related mortgages.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (Continued)

8.	Income Taxes

The Company has elected to be taxed as a REIT under the Internal Revenue Code and applicable Treasury regulations relating to REIT qualification. The Company must meet certain requirements to be eligible, including distribution requirements and other asset and income tests. Management intends to adhere to these requirements and maintain the REIT status. As a REIT, the Company will generally not be liable for U.S. federal corporate income taxes, thus no provision is included in the accompanying consolidated financial statements. The Company has also elected taxable REIT subsidiary status for the TRS Subsidiary which allows for activities that do not qualify as rents from real property.

9.	Option-Based Compensation

Compensation expense relating to option-based payments is recognized in operations using the Black Scholes fair value measurement method. Under this fair value method, the estimated fair value of awards is charged to operations on a straight-line basis over the requisite service period, which is generally the vesting period.

10.	Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ markedly from management’s current judgments. The fair value of compensation expense related to membership options is considered a significant estimate due to the variability of estimates of expected life, risk-free interest rate, expected dividends, and volatility utilized in the calculation of fair value. While management’s estimates of fair value of compensation expense are reasonable, the actual results could differ and have a significant impact on the financial statements.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (Continued)

11.	Significant Accounting Standards Applicable In Future Years

Revenue Recognition

The Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers, (Topic 606) (ASU 2014-09), in May 2014. ASU 2014-09 sets forth a new five-step revenue recognition model that will require the use of more estimates and judgment. ASU 2014-09 will replace current revenue recognition requirements in Topic 605, Revenue Recognition, in its entirety. The standard also requires more detailed disclosures and provides additional guidance for transactions that were not addressed completely in prior accounting guidance. ASU 2014-09 is effective for annual financial statements of private companies issued for fiscal years beginning after December 15, 2018, and should be applied retrospectively in the year the ASU is first applied using one of two allowable application methods.

ASU 2014-09 is effective for the Company’s December 31, 2019 financial statements and thereafter. Management is currently evaluating the effect that ASU 2014-09 will have on the Company’s financial statements.

Leases

The FASB issued ASU 2016-02, Leases, (Topic 842) (ASU 2016-02), in February 2016. ASU 2016-02 will require lessees to recognize, at commencement date, a lease liability representing the lessee’s obligation to make payments arising from the lease and a right-of-use asset representing the lessee’s right to use or control the use of a specific asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. ASU 2016-02 is effective for annual financial statements of private companies issued for fiscal years beginning after December 15, 2019, and should be applied using a modified retrospective approach.

ASU 2016-02 is effective for the Company’s December 31, 2020 financial statements and thereafter. Management is currently evaluating the effect that ASU 2016-02 will have on the Company’s financial statements.

ASU 2018-11 was issued in July 2018 and provides an additional and optional transition method to apply the provisions of ASU 2016-02. This new transition method allows an entity to apply the new lease standard at the adoption date and recognize a cumulative-effect adjustment to the opening equity balance in the period of adoption. ASU 2018-11 also provides certain other practical expedients. Management is currently evaluating the effect that ASU 2018-11 will have on the Company’s financials statements.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (Continued)

11.	Significant Accounting Standards Applicable In Future Years (Continued)

Allowance for Loan and Lease Losses

The FASB issued ASU 2016-13, Financial Instruments - Credit Losses, (Topic 326) (ASU 2016-13), in June 2016. ASU 2016-13 will require entities to update their credit loss model to the current expected credit losses (CECL) model. This CECL model will require entities to estimate the credit losses expected over the life of an exposure (or pool of exposures). ASU 2016-13 is effective for annual financial statements of private companies issued for fiscal years beginning after December 15, 2021, and should be applied using a modified retrospective approach.

ASU 2016-13 is effective for the Company’s December 31, 2022 financial statements and thereafter. Management is currently evaluating the effect that ASU 2016-13 will have on the Company’s financial statements.

NOTE C - NOTES RECEIVABLE FROM STOCKHOLDERS - RELATED PARTY TRANSACTION

The Company advanced $20,000 to a related party of the Company in the form of a promissory note during the year ended December 31, 2017. No advances were made during the year ended December 31, 2018. There were total outstanding advances of $18,781 and $33,379 due from stockholders and related parties as of June 30, 2019 and December 31, 2018 respectively, which are included in the accompanying consolidated balance sheets in prepaids and other assets. The notes are uncollateralized and bear interest semi-annually at a 2.5% fixed rate. Principal is due in 2021.

NOTE D - MORTGAGE NOTES RECEIVABLE

The Company has entered into a farmland financing policy to provide mortgage financing for organic and sustainable farmers to purchase farmland to achieve certified organic standards. The Company’s financing policy requires extensive background and credit checks and that each farmland mortgage be collateralized by farmland appraised at a minimum value of 1.33 times the value of the loan. The financing policy also limits the outstanding loans on farmland to 35% of the Company’s total farmland assets (defined as investments in real estate, at cost plus mortgage notes receivable).

Management closely monitors the quality of the mortgage notes receivable portfolio and has established a review process designed to help grade the quality and profitability of the Company’s mortgage notes receivable portfolio. The Company utilizes an internal risk rating system to evaluate credit risk. It assigns an internal risk rating based on an assessment of each borrower’s financial condition. These internal techniques are consistent with the methods used by major third-party agencies to assign ratings. The credit quality grade helps management make a comparable assessment of each mortgage note receivable’s credit risk.

NOTE D - MORTGAGE NOTES RECEIVABLE (Continued)

Using this data, the Company evaluates liquidity, financial strength, management effectiveness, and operating efficiency and assigns one of four ratings: performing, watch, at-risk, and default. As of June 30, 2019 one mortgage note totally approximately $32,000 of outstanding receivables were classified as a default rating. Additionally, five mortgages have been put on Watch. As of December 31, 2018, two mortgage notes totaling approximately $461,000 of outstanding receivables were classified as a default rating. Additionally, as of December 31, 2018 three mortgages had been put on watch. The company recorded a loan loss of approximately $151,898 to reserve against potential losses from the non-performing loan. All other mortgages as of June 30, 2019 and December 31, 2018 are performing.

During 2019, the Company issued five loans with original mortgage balances of $1,544,189, received loan origination fees of $7,651 and received principal payments $1,734,779. During 2018, the Company issued eleven loans with original mortgage balances of $4,727,285, received loan origination fees of $32,119, and received principal payments of $21,886. Mortgage notes receivable are reported at their outstanding principal balances net of any unamortized origination fees. As of June 30, 2019 and December 31, 2018 the Company had $12,073,352 and $12,275,582 of net mortgage notes receivable, respectively. Origination fees received are deferred and recognized as adjustments to mortgage interest income over the lives of the related mortgage notes. The outstanding mortgage notes receivable generally require monthly interest only payments for the first five-years with principal and interest payments thereafter. Select mortgage notes require principal and interest payments throughout the term of the notes. Interest rates range from 4.00% to 6.00%. The principal balance on the loans is due upon the maturity of each of the mortgage notes receivable which expire at various dates through 2048. Prepayments are allowed. At June 30, 2019 and December 31, 2018, mortgages receivable are collateralized by real estate and improvements thereon. Mortgage interest income earned, including amortized origination fees, during the six (6) months ended June 30, 2019 and the year ended December 31, 2018 and 2017 totaled $401,494 and $563,978, respectively.

NOTE E - REVOLVING LINES OF CREDIT

The Company has a $1,000,000 line of credit with a lender which expires on January 15, 2022. There was no outstanding balance on the line as of June 30, 2019 and December 31, 2018. Interest is payable monthly at the bank’s prime rate (5.50% at June 30, 2019 and December 31, 2018, as defined in the agreement). The line is collateralized by the Lakeville Farm. The Company is subject to certain restrictive covenants.

The Company has a $2,500,000 line of credit with a lender which expires on May 1, 2045. There was no outstanding balance on the line as of June 30, 2019 and December 31, 2018. Interest is payable monthly at an adustable LIBOR based rate plus 2.55% (4.7009% at June 30, 2019 as defined in the agreement) reduced by an applicable margin (0.50%). The line is collateralized by the Mary Ellen, Iroquois Valley, One Bottom and Two Roads farms. The Company is subject to certain restrictive covenants.

NOTE E - REVOLVING LINES OF CREDIT (Continued)

The Company has a $250,000 line of credit with a lender who services certain mortgages payable (see Note F) which expires on November 10, 2020. There was no balance on June 30, 2019 and a $250,000 outstanding balance on the line as of December 31, 2018. Interest is payable monthly at the WSJ published bank prime rate ( 5.50% at June 30, 2019 and December 31, 2018, respectively, as defined in the agreement) reduced by an applicable margin (0.40%). The line is collateralized by the Tower Road Farm. The Company is subject to certain restrictive covenants.

Aggregate interest expensed during the six (6) months ending June 30, 2019 and the year ended December 31, 2018 was approximately $13,800 and $34,700, respectively related to the lines of credit. Related accrued interest as of June 30, 2019 and December 31, 2018 totaled $0 and $9,531 respectively.

NOTE F - MORTGAGES PAYABLE

Mortgages payable at June 30, 2019 and December 31, 2018 consists of the following:

	6/30/2019	12/31/2018

Mortgage note payable, in semi-annual installments of $17,626, including interest at a fixed rate of 3.60% through January 2023, with final maturity in January 2042. The note is collateralized by the Denker farm.	$521,735	$521,735

Mortgage note payable, in semi-annual installments of $11,655, including interest at a fixed rate of 3.70% through September 2019, with final maturity in April 2043. The note is collateralized by the Old Oak farm.	-	373,394

Mortgage note payable, in semi-annual installments of $6,940, including interest at a fixed rate of 3.70% through October 2019, with a final maturity in April 2043. The note is collateralized by the Rock Creek farm.	-	222,348

Mortgage note payable, in semi-annual installments of $8,653, including interest at a fixed rate of 3.70% through December 2019, with a final maturity in June 2043. The note is collateralized by the Hedge Creek farm.	-	277,213

Mortgage note payable, in semi-annual installments of $10,191, including interest at a fixed rate of 3.60% through January 2023, with a final maturity in June 2043. The note is collateralized by the Red Oak farm.	-	313,205

Mortgage note payable, in semi-annual installments of $10,191, including interest at a fixed rate of 3.60% through February 2023, with a final maturity in June 2043. The note is collateralized by the Mooday and Jackman farms.	-	313,205

NOTE F - MORTGAGES PAYABLE (Continued)

Mortgage note payable, in semi-annual installments of $7,102, including interest at a fixed rate of 3.40% through October 2018, with a final maturity in May 2044. The note is collateralized by Mary Ellen’s farm.	$-	$238,284

Mortgage note payable, with interest charged at a fixed rate of 3.25% through May 1, 2018, with all principal and accrued interest due on May 1, 2018. The note is collateralized by the Two Roads farm.	-	-

Mortgage note payable, in semi-annual interest only payments at a fixed rate of 3.45% through November 1, 2017, with a final maturity in November 2047. The note is collateralized by the Creambrook farm.	592,062	598,144

Mortgage note payable, in semi-annual interest only payments at a fixed rate of 3.45% through November 1, 2017, with a final maturity in November 2047. The note is collateralized by the Flat Rock farm.	1,353,978	1,367,887

Mortgage note payable, in semi-annual interest only payments at a fixed rate of 3.70% through April 1, 2018, with a final maturity in April 2048. The note is collateralized by the South Fork farm.	-	1,023,708

Mortgage note payable, in semi-annual interest only payments at a fixed rate of 3.55% through May 10, 2021, and then 13 semi-annual principal payments of $15,455, with interest charged at the one-month LIBOR rate (2.52% and 1.57% at December 31, 2018 and 2017, respectively), plus 2.50%, with a final balloon payment due upon maturity on November 10, 2027. The note is collateralized by the Battle Creek farm.	-	680,000

Mortgage note payable, in semi-annual interest only payments at a fixed rate of 4.60% (adjusted every three years beginning in 2021) through October 1, 2018, and then 59 semi-annual principal payments of $30,895, with all remaining principal and interest due on October 1, 2048. The note is collateralized by the White River farm.	-	1,000,000

Mortgage note payable, with interest charged at a fixed rate of 4.50% through May 1, 2019, with all principal and accrued interest due on May 1, 2019. The note is collateralized by the Two Roads farm.	-	236,580

	$2,467,776	$7,165,703

NOTE F - MORTGAGES PAYABLE (Continued)

Certain mortgages payable agreements include interest rate adjustment periods after the fixed rate periods expire, as described above. Aggregate interest expensed during the six (6) month period ended June 30, 2019 and the year ended December 31, 2018 was approximately $107,334 and $195,500, respectively, related to the mortgages payable. Accrued interest at June 30, 2019 and December 31, 2018 totaled $24,721 and $63,713 respectively, related to the mortgages payable.

Future debt maturities for the years ending December 31 are as follows:

2019	$34,437
2020	56,749
2021	57,378
2022	57,964
2023	58,120
Thereafter	2,203,129

$2,467,776

NOTE G - NOTES PAYABLE, SUBORDINATED

The Company has borrowed through issuances of unsecured notes payable to finance the Company’s farmland investments. The debt consists of individual promissory notes issued across multiple series and three term notes.

The promissory notes and term notes, totaling 11,590,000 and $10,865,000 as of June 30, 2019 and December 31, 2018, respectively, have interest due semi-annually, ranging from 0.00% to 3.50% with principal due in full at maturity. The notes have various original maturity dates from 2020 through 2026. One series includes an automatic renewal for one year upon maturity date, unless the notes are terminated by either the Company or payee. The notes are uncollateralized and are subordinated to the mortgages payable and any advances on the revolving lines of credit (see Notes E and F). During the year ending December 31, 2018 principal of $520,000 was paid to noteholders. Aggregate interest expensed during the six (6) months ended June 30, 2019 and the year ended December 31, 2018 and 2017 was approximately $143,900 and $261,500, respectively, related to the notes payable. Accrued interest at the six (6) monthe ending June 30, 2019 and the year ending December 31, 2018 and totaled $132,229 and $132,658, respectively, related to the notes payable.

NOTE G - NOTES PAYABLE, SUBORDINATED (Continued)

Beginning February 7, 2017, the Company issued an offering of promissory notes titled “Soil Restoration Notes” at a maximum offering of $5,000,000. That offering was replaced with a similar offering of Soil Restoration Notes on June 15, 2018. The total Soil Restoration Notes advanced during the six (6) months ending June 30, 2019 and the year ending December 31, 2018 aggregated $725,000 and $1,480,000, respectively. The notes are issued as individual promissory notes and bear interest between 0.00% and 2.50% and have maturity dates ranging between 2020 and 2023, with interest due semiannually on January 15 and July 15th. The notes are uncollateralized and are subordinated to the mortgages payable and any advances on the revolving lines of credit (see Notes E and F). In accordance with the Soil Restoration Notes, the Company also funds an organic transition pool to support the tenants and famers during the organic transition period by primarily providing rent and/or interest reimbursements. See Note L for a description of a grant received which has reduced the costs associated with issuing the notes.

Future original maturities of the aggregate notes payable as of June 30, 2019 are as follows:

2020	$3,625,000
2021	1,120,000
2022	935,000
2023	2,875,000
Thereafter	3,035,000

$11,590,000

NOTE H - RENTAL INCOME

The Company leases its real estate to farm operators generally under five year initial terms. The leases automatically renew for two year terms following the initial term and any subsequent renewals. The leases are structured as variable cash, fixed cash or crop-share operating lease agreements. Variable cash lease agreements include minimum base rent plus a variable component, if applicable, based on total farm revenues. All leases require the farm tenant to maintain federal crop insurance on insurable crops for the duration of the lease.

NOTE H - RENTAL INCOME (Continued)

Future minimum base rentals on noncancelable operating leases for the years ending December 31 are as follows:

2019	$646,987
2020	899,778
2021	486,460
2022	276,658
2023	84,868
Thereafter	273,793

$2,668,544

NOTE I - STOCK OPTION PLAN

In connection with the conversion of the Company to a REIT as of January 1, 2017, the Company’s membership unit option plan was converted to a stock option plan. The existing member interest option units were converted into one-quarter of one common share of stock in the REIT. The strike prices were adjusted to 4X the original agreements.

The Company provides for the grant of incentive options to purchase stock to certain officers of the Company. The agreements allow the option holders to purchase stock of the Company at a stated price during a specified period of time (generally 10 - 15 years). Option awards are generally granted with an exercise price equal to the fair market value of the stock at the date of grant. Options generally vest over three years.

The Company has granted options to certain staff members and consultants. In 2018, 550 options were exercised ranging from $508 to $552 per share and none were granted. In 2017, 75 options were exercised at $552 per share and none were granted.

The fair value of each option is estimated on the date of grant based on the Black-Scholes option pricing model. An expected volatility factor was based on comparable farmland values and public companies and was used in computing the option-based compensation during 2018 and 2017. The annual rate of dividends is expressed as a dividend yield which is a constant percentage of the share price. The expected life of an option represents the period of time that an option is expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the 10-year U.S. Treasury note in effect at the time of grant (expected lives are 10 - 15 years).

Option-based compensation expense recognized in the statements of income was $0 and $8,922, respectively, for the six (6) months ended June 30, 2019 and December 31, 2018.

NOTE I - STOCK OPTION PLAN (Continued)

The fair value of each option granted during previous years was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

Expected life	10 - 15 years
Risk-free interest rate	1.78% - 3.47%
Expected dividends	0.00%
Volatility	10% - 29%

Option activity for the six (6) months ended June 30, 2019 is as follows:

Weighted
		Weighted	Average
	Shares	Average	Remaining
	Subject to	Exercise	Contractual
	Option	Price	Term

December 31, 2018	2,263	$541.00	10 years
Granted	-	-	N/A
Exercised	-
Cancelled/forfeited	-

June 30, 2019	2,263	$543.80	11 years

Exercisable at June 30, 2019	2,263		11 years

NOTE J - CONCENTRATIONS OF RISK

The Company maintains its cash balances at financial institutions located in the United States. These cash balances are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to certain limits. The Company may, from time to time, have balances in excess of FDIC insured deposit limits. The Company also maintains cash balances with its lender (see Note B-4), which is not a federally insured institution.

The Company’s investments in real estate, at cost, are significantly concentrated within holdings of agriculture within the United States (see Note B-3). The general health of that industry could have a significant impact on the fair value of investments held by the Company.

NOTE K - OPERATING LEASE OBLIGATIONS

The Company leases various office spaces under the terms of operating leases, which are month-to-month or expire at various dates through September 2019. Monthly payments under the leases aggregate $2,760. Total rent expense was approximately $16,350 and $33,400, respectively, for the six (6) month ended June 30, 2019 and the year ended December 31, 2018.

NOTE L - CONSERVATION INNOVATION GRANT - GAIN CONTINGENCY

In the fall of 2016, the Company was awarded a Conservation Innovation Grant from the National Resources Conservation Service, a division of the United States Department of Agriculture. The grant became effective on December 2, 2016 and will run through September 30, 2020 as defined in the agreement. Under the terms of the grant, the Company received reimbursement for certain expenses associated with the Soil Restoration Notes offering that was issued in 2017 (see Note G) and other qualified expenses. The payments under the grant during the six (6) months ended June 30, 2019 and the year ended December 31, 2018 were approximately $117,000 and $176,000, respectively, and have been included as reductions of general and administrative expenses in 2018 and 2019 as well as professional fees in 2019 in the accompanying statement of income. Given the contingent nature of the grant the Company has not recorded the full grant amount as an asset related to future reimbursement payments. The Company has recorded a receivable from the grant totaling $27,128 and $32,692 at June 30, 2019 and December 31, 2018, respectively, which is included in prepaids and other assets in the accompanying financial statements.

NOTE M - SUBSEQUENT EVENTS

In July 2019, the Company issued its first revolving line of credit to one of its existing farmers. The line of credit allows the borrower to draw down up to $500,000 at a current interest rate of 6%.

Item 4

Exhibits

Exhibit 1A-2A	Certificate of Incorporation*

Exhibit 1A-2B	Bylaws*

Exhibit 1A-3A	Stock Redemption Program*

Exhibit 1A-3B	Form Soil Restoration Note*

Exhibit 1A-3C	First Midwest Bank Loan Documents*

Exhibit 1A-3D	RSF Social Finance Loan Documents*

Exhibit 1A-3E	Compeer Financial, PCA Loan Documents*

Exhibit 1A-3F	Compeer Financial, PCA Loan Documents*

Exhibit 1A-3G	Compeer Financial, PCA Loan Documents*

Exhibit 1A-4	Subscription Agreement*

Exhibit 1A-6A	Executive Loan Promissory Note with Kevin Egolf*

Exhibit 1A-6B	Stock Option Agreements*
David Miller
David Miller
David Taylor
John Steven Bianucci
John Steven Bianucci
John Steven Bianucci
Rita Billon
Rita Billon
Rita Billon
Tom Perry
John Emrich
Kevin Egolf
Sally Dodge
Arnold Lau

*All Exhibits are incorporated by reference to those previously filed.

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATE: September 30, 2019

Iroquois Valley Farmland REIT, PBC

By	/s/ David Miller
David Miller, President and CEO

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ David Miller
David Miller
President and CEO
September 30, 2019

/s/ Mark D. Schindel
Mark D. Schindel
Chief Financial and Investment Officer
September 30, 2019